FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  29,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
     Sandra  J.  Hall,  President,  Secretary  &  Director

                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]

         Energy  Power  Systems  Limited
     Suite  301,  2  Adelaide  Street  West
     Toronto,  Canada  M5H  1L6

     FORM  OF  PROXY  SOLICITED  BY  THE
     MANAGEMENT  OF  ENERGY  POWER  SYSTEMS  LIMITED
     FOR  USE  AT  THE  ANNUAL  AND  SPECIAL  MEETING
     OF  SHAREHOLDERS  TO  BE  HELD  ON  DECEMBER  30,  2002

     The undersigned shareholder(s) of ENERGY POWER SYSTEMS LIMITED (the "CORPORATION") hereby appoint(s) in respect of all of his or her shares of the Corporation, Sandra J. Hall, President and a director or failing her, Scott T. Hargreaves, Chief Financial Officer, or in lieu of the foregoingas nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "MEETING") of shareholders of the Corporation to be held on the 30th day of December, 2002, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.     TO  VOTE  FOR  (   )  WITHHOLD  FROM  VOTING  (   )  in  the  election of
directors;

2. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on the appointment of BDO Dunwoody LLP, Chartered Accountants as auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors of the Corporation;

3. TO VOTE FOR ( ) AGAINST ( ) the special resolution authorizing an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation on the basis of up to one new common share for each three existing issued and outstanding common shares;

4. TO VOTE FOR ( ) AGAINST ( ) the special resolution authorizing an amendment to the articles of the Corporation to change the name of the Corporation to "Energy Power Corp." or such other name as may be approved by the board of directors of the Corporation and applicable regulatory and exchange authorities;

5. TO VOTE FOR ( ) AGAINST ( ) the resolution authorizing an amendment to the Corporation's Stock Option Plan, increasing the number of options reserved for issuance under the Plan to 20% of the issued and outstanding common shares, subject to applicable regulatory and exchange approval; and

6. TO VOTE FOR ( ) AGAINST ( ) the resolution authorizing the issuance by the Corporation during the twelve months following the Meeting, pursuant to one or more private placements or acquisitions, of up to 10,578,645 additional common shares.

          This  proxy  revokes  and  supersedes  all  proxies  of  earlier date.

     If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

     DATED the         day of                                                  ,
2002.

                                        Signature  of  Shareholder(s)

                    ___________________________________
               Print  Name
          (SEE  NOTES  ON  THE  BACK  OF  THIS  PAGE)






NOTES:
-----

(1) This form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2) The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 27TH DAY OF DECEMBER, 2002.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

(5)     This  proxy  ceases  to  be  valid  one  year  from  its  date.

(6) If your address as shown is incorrect, please give your correct address when returning this proxy.